SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

IMAGISTICS INTERNATIONAL INC.

(Name of Issuer)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

45247T104

(CUSIP Number)

J.T.M. van Bergen, Océ N.V.

Secretariat of the Company

P.O. Box 101

5900 MA Venlo

The Netherlands

Copy to:

David L. DeNinno, Esq.

Reed Smith LLP

435 Sixth Avenue

Pittsburgh, PA 15219

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

CUSIP No. 45247T104	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS Océ N.V. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 13,580,055 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 13,580,055

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,580,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.3%
14	TYPE OF REPORTING PERSON CO

Page 2 of 11 Pages

CUSIP No. 45247T104	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS Orange Merger Corp. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0 8 SHARED VOTING POWER 13,580,055 9 SOLE DISPOSITIVE POWER 0 10 SHARED DISPOSITIVE POWER 13,580,055

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,580,055
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 87.3%
14	TYPE OF REPORTING PERSON HC, CO

Page 3 of 11 Pages

Item 1: Security and Issuer

The class of equity securities to which this statement on Schedule 13D relates is the common stock, par value $0.01 per share, of Imagistics International Inc. (the “Issuer”), a Delaware corporation with principal offices located at 100 Oakview Drive, Trumbull, Connecticut 06611.

Item 2: Identity and Background

1. Océ N.V.

(a) Océ N.V. (“Océ”) is a company organized under the laws of The Netherlands.

(b) The address of the principal office of Océ is Urbanusweg 43, 5914 CA Venlo, The Netherlands.

(c) Océ’s principal business is the supply, development and manufacture of machines and systems for use in the production, distribution and management of documents. Océ also offers consulting, outsourcing and, in cooperation with partners, financing.

(d) During the past five years, Océ has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Océ has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2. Orange Merger Corp.

(a) Orange Merger Corp. (“Purchaser”) is a Delaware corporation.

(b) The address of the principal office of Purchaser is 5450 North Cumberland Avenue, Chicago, IL 60656.

(c) Purchaser is a newly incorporated, wholly owned subsidiary of Océ.

(d) During the past five years, Purchaser has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, Purchaser has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Océ and Purchaser are each a “Reporting Person” and are referred to collectively in this Statement as the “Reporting Persons.”

Set forth on Schedule I of this Statement, and incorporated herein by reference, is the name, business address, present principal occupation, citizenship and name of any corporation or other organization in which such occupation or employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons, as the case may be, for which such information is set forth.

During the past five years, to the best of the Reporting Persons’ knowledge, none of the Reporting Persons’ directors or executive officers, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Page 4 of 11 Pages

Item 3: Source and Amount of Funds or Other Consideration

The total consideration payable by Purchaser in respect of the Shares (as defined below) validly tendered and not withdrawn during the Original Offer Period (as defined below) pursuant to the Offer (as defined below), including Shares in respect of which notices of guaranteed delivery were delivered during the Original Offer Period, is approximately $570.4 million. According to the Purchaser’s Offer to Purchase, dated September 19, 2005 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”), Purchaser will obtain funds for the payment of consideration payable pursuant to the Offer and the Merger (as defined below), and for related costs and expenses, from Océ, either directly or indirectly in the form of capital contributions and/or loans from Océ and/or its subsidiaries or affiliates. According to the Offer to Purchase, Océ will obtain all of such funds pursuant to a Credit Facility Agreement, dated September 16, 2005, among Océ as borrower, ABN AMRO Bank N.V., Coöperatieve Central Raiffeisen-Boerenleenbank B.A. and ING Bank N.V. as mandated lead arrangers, ING Bank N.V. as facility agent, and the banks from time to time parties thereto, or will obtain such funds from internal sources.

Item 4: Purpose of Transaction

On September 15, 2005, Issuer, Océ and Purchaser entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Purchaser commenced a tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Issuer Common Stock”), of the Issuer, including the associated Series A Junior Participating Preferred Stock purchase rights (the “Rights and, together with the Issuer Common Stock, the “Shares”) at a price of $42.00 per Share (the “Offer Price”), net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase.

The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Issuer (the “Merger”). Following consummation of the Merger, Issuer will continue as the surviving corporation (the “Surviving Corporation”) and will be a wholly-owned subsidiary of Océ. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Océ, any of its wholly-owned subsidiaries (including Purchaser), Shares held by Issuer as treasury stock or owned by any subsidiary of Issuer, and Shares held by stockholders of Issuer who properly demand appraisal and comply with the provisions of Section 262 of the DGCL relating to dissenters’ rights of appraisal) will be converted into the right to receive the Offer Price, payable to the holder thereof, without interest (the “Merger Consideration”).

Purchaser commenced the Offer on September 19, 2005. The Offer expired at 12:00 midnight, New York City time, on Monday, October 17, 2005 (the “Original Offer Period”). Océ commenced a subsequent offer period at 9:00 a.m., New York City time on Tuesday, October 18, 2005 and expiring at 5:00 P.M., New York time on Tuesday, October 25, 2005 (the “Subsequent Offer Period”).

The Merger Agreement provides that promptly upon the purchase and payment for Shares by Océ or Purchaser pursuant to the Offer (provided the Shares so purchased represent at least a majority of the Shares issued and outstanding on an as-if-converted basis), Océ shall be entitled to designate such number of directors, rounded to the nearest whole number, on the Issuer’s Board of Directors as is equal to the product of the total number of directors on the Issuer’s Board of Directors (giving effect to the directors designated by Océ pursuant to such provisions) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding (on an as-if-converted basis).

The Merger Agreement provides that Océ will, upon Océ or Purchaser’s request, use all reasonable efforts promptly either to increase the size of the Issuer’s Board of Directors or to secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Océ’s designees to be so elected to the Issuer’s Board of Directors, and shall take all actions reasonably available to the Issuer to cause Océ’s designees to be so elected. At such time, Issuer shall also, subject to applicable law and to the rules of any stock exchange or trading market on which the Issuer Common

Page 5 of 11 Pages

Stock is based or traded, cause persons designated by Océ to have appropriate representation on (i) each committee of the Issuer’s Board of Directors, (ii) each board of directors (or similar body) of each subsidiary of Issuer and (iii) each committee (or similar body) of each such board of Issuer.

In the event that Océ’s designees are elected to the Issuer’s Board of Directors, until the Effective Time, the Issuer’s Board of Directors shall have at least three directors who were directors on the date of the Merger Agreement (the “Original Directors”); provided that, in such event, if the number of Original Directors is reduced below three for any reason whatsoever, any remaining Original Directors (or Original Director, if there be only one remaining) shall be entitled to designate persons to fill such vacancies who shall be deemed to be Original Directors for purposes of the Merger Agreement or, if no Original Director then remains, the other directors shall designate three persons to fill such vacancies. In any event, any such replacements shall not be employees, officers, directors, stockholders, affiliates or associates of Parent or Purchaser, or of any of their affiliates. Any such replacements shall be deemed to be Original Directors for purposes of the Merger Agreement.

Notwithstanding anything in the Merger Agreement to the contrary, if Océ’s designees are elected to the Issuer’s Board of Directors before the Effective Time, the affirmative vote of a majority of the Original Directors shall be required for the Company to (a) amend or terminate the Merger Agreement or agree or consent to any amendment or termination of the Merger Agreement, (b) exercise or waive any of the Issuer’s rights, benefits or remedies under the Merger Agreement, (c) extend the time for performance of Océ’s and Purchaser’s respective obligations under the Merger Agreement, (d) take any other action by the Issuer’s Board of Directors under or in connection with the Merger Agreement, (e) amend the certificate of incorporation or bylaws of Issuer or (f) approve any other action by Issuer which could adversely affect the interests of the stockholders of Issuer (other than Océ, Purchaser and their affiliates, but not treating Issuer and its subsidiaries as affiliates for this purpose), with respect to the Transactions (as defined in the Merger Agreement). Between the time Océ becomes entitled to designate directors pursuant to the Merger Agreement and the Effective Time, none of Océ, Purchaser or their respective affiliates shall take any action to remove an Original Director from office.

Océ and Purchaser intend to complete the acquisition of the Issuer through the Merger, in which all remaining Shares that were not validly tendered and purchased in the Offer, except for which appraisal rights under DGCL have been properly exercised, will be converted into the right to receive the Offer Price, net to the seller in cash without interest thereon and less any required withholding taxes.

If more than 90% of the outstanding shares of Issuer Common Stock are tendered in the Offer, Purchaser intends to consummate the Merger pursuant to the “short-form” merger provisions of Section 253 of the DGCL, without any action by any other stockholder of the Issuer. At the Effective Time, the certificate of incorporation of Issuer and the bylaws of Purchaser will be adopted. Issuer will become a wholly owned subsidiary of Océ. At the effective time of the Merger, the certificate of incorporation of the Issuer will remain in effect and the bylaws of the Purchaser will be adopted. The certificate of incorporation of Issuer will be amended and restated immediately following the Effective Time.

Following the Effective Time, Océ and Purchaser intend to cause the delisting of the Issuer Common Stock on the New York Stock Exchange and the registration of the Issuer Common Stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as soon after the Effective Time as the requirements for termination are met.

References to and descriptions of the Merger Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Merger Agreement, which is attached as an exhibit to this Statement and incorporated by reference in this Item 4.

Item 5: Interest in Securities of the Issuer

(a) As of the date of this Statement, Océ and Purchaser each beneficially own 13,590,055, reflecting 13,018,344 Shares tendered during the Original Offering Period, and notices of guaranteed delivery received during the Original Offering Period in respect of an additional 561,711 Shares, which represents approximately 87.3% of the Shares.

(b) For the purpose of Rule 13d-3 promulgated under the Exchange Act, (i) Océ and Purchaser have sole voting power and sole dispositive power with respect to (and therefore beneficially own) zero Shares and (ii) Océ and Purchaser have shared voting power and shared dispositive power with respect to 13,580,055 Shares.

Page 6 of 11 Pages

(c) Purchaser acquired 13,018,344 Shares during the Original Offer Period at a purchase price of $42.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes that were validly tendered in the Offer. As of the date of this Statement, 561,711 Shares remain tendered in the Offer subject to guaranteed delivery. Purchaser has the right to and intends to acquire these Shares as and when they are delivered. Purchaser may acquire additional Shares during the Subsequent Offer Period and at the Effective Time of the Merger.

(d) Not applicable.

(e) Not applicable.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Copies of the Merger Agreement are filed. Except as described in this Statement or the Exhibits hereto, to the knowledge of Océ and Purchaser there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and other persons with respect to any securities of the Issuer, including but not limited to the transfer or voting of any Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.

Item 7: Material to be Filed as Exhibits

Exhibit No.
1	Agreement and Plan of Merger, dated as of September 15, 2005 (filed with Schedule TO-T on September 19, 2005 as Exhibit 99(d)(1)).

2	Agreement, dated September 16, 2005, for Océ N.V., ABN AMRO Bank N.V., Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., and ING Bank N.V. (filed with Schedule TO-T on September 19, 2005 as Exhibit 99(b)(1)).

3	Joint Filing Statement between Océ N.V. and Orange Merger Corp. dated as of October 26, 2005 (filed herewith).

Page 7 of 11 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2005

OCÉ N.V.

By:	/s/ R.L. van Iperen
Name:	R.L. van Iperen
Title:	Chairman, Board of Executive Directors

ORANGE MERGER CORP.

By:	/s/ R.L. van Iperen
Name:	R.L. van Iperen
Title:	President/CEO

Page 8 of 11 Pages

Schedule I

Directors and Executive Officers of Océ N.V.

Set forth in the table below are the names, present principal occupations or employment and material occupations, positions, offices or employment for the past five years of each member of the board of directors and each executive officer of Océ N.V. The principal address of Océ N.V. and, unless indicated below, the current business address for each individual listed below is c/o Océ N.V., St. Urbanusweg 43, 5914 CA Venlo, The Netherlands. Telephone: 33-77-359-2222. Each such person is, unless indicated below, a citizen of The Netherlands.

Board of Supervisory Directors of Océ N.V.

J.L. Brentjens (1940) Chairman

Post(s) held: former Chairman of the Board of Directors of N.V. KNP B.T. Nationality: Dutch. Appointed: 1997. Current term of office until 2009. Maximum period of office until 2009.

Supervisory Directorships: Member of the Supervisory Board of PontMeyer N.V.

Other posts: member of the Advisory Board of Keyser & Mackay (international) C.V. and board member of several foundations.

F.J. de Wit (1939) Vice-Chairman

Post(s) held: former Chairman of the Board of Directors of N.V. KNP B.T. Nationality: Dutch. Appointed: 1997. Current term of office until 2009. Maximum period of office until 2009.

Supervisory Directorships: Member of the Supervisory Board of PontMeyer N.V.

Other posts: member of the Advisory Board of Keyser & Mackay (international) C.V. and board member of several foundations.

M. Arentsen (1939)

Post(s) held: former CFO of the Board of Executive Directors of CSM N.V. Nationality: Dutch. Appointed: 2004. Current term of office until 2008. Maximum period of office until 2016

Supervisory directorships: Chairman of the Board of Supervisory Directors of CSM Nederland B.V., Klaverblad Onderlinge Verzekeringsmaatschappij U.A. and Koninklijke Frans Maas Groep N.V. and member of the Supervisory Board of Directors of Zuivelcooperatie Campina U.A., Incotec B.V. and Van der Moolen N.V.

Other posts: board member of several foundations.

A. Baan (1942)

Post(s) held: former member of the Management of Royal Philips Electronics N.V. and a former member of the Group Management Committee of Royal Philips Electronics N.V. Nationality: Dutch. Appointed: 2003. Current term of office until 2007. Maximum period of office until 2015.

Supervisory directorships: Non-executive director of Imperial Chemical Industries ICI PLC and International Power PLC (London), member of the Supervisory Board of Royal Volker Wessels Stevin N.V., ASM International N.V. and Wolters Kluwer N.V.

Other posts: director Port of Singapore Authority Europe and member of the Supervisory Board of the Netherlands Authority for Financial Markets (AFM).

P. Bouw (1941)

Post(s) held: former Chairman of Koninklijke Luchtvaart Maatschappij N.V. (KLM). Nationality: Dutch. Appointed: 1998. Current term of office until 2006. Maximum period of office until 2010.

Supervisory directorships: Chairman of the Supervisory Board of CSM N.V. and Swiss International Airline A.G. (Switzerland) and member Of the Supervisory Board of NUON N.V.

Other posts: part-time professor in Business Administration at Twente University, Chairman of the Board of Trustees of Amsterdam Free Reform University, Chairman of the Banking Council and member of the board of several foundations.

J.V.H. Pennings (1934)

Post(s) held: former Chairman of the Board of Executive Directors of Océ N.V. Nationality: Dutch. Appointed: 1998. Current term of office until 2006.

Maximum period of office until 2010.

Supervisory directorships: chairman of the Supervisory Board of AZL N.V., Essent N.V. and N.V. Industriebank Liof, vice-chairman of the Supervisory Board of Wolters Kluwer N.V. and member of the Supervisory Board of Berenschot Groep B.V.

Other posts: board member of several foundations.

Page 9 of 11 Pages

Board of Executive Directors of Océ N.V.

R.L. van Iperen (1953)	Post: Chairman, Board of Executive Directors. Nationality: Dutch. Appointed: as member of the Board of Executive Directors in May 1995 and as Chairman of the Board of Executive Directors in September 1999. Functional Responsibilities: Strategy, Corporate Personnel and Organization, Research & Development, Manufacturing & Logistics, Secretariat of the Company and Legal Affairs; Corporate Communications. Geographical Responsibilities: The Netherlands, United States (Chairman), Germany, Belgium and Japan. Other posts: Member of the Advisory Board of Technical University Eindhoven and Rabobank Nederland and member of the Board of Foundation Marketing and Technique. Prior posts held: Employed by Océ since 1978. After holding several positions with R&D, appointed assistant director in 1986. Assumed responsibility for the Printing Systems business unit in 1989. Managing Director of Océ-Belgium N.V. from 1992 until his appointment as a member of the Executive Board.

J. van den Belt (1946)	Post: Member Board of Executive Directors. Nationality: Dutch. Appointed: March 2001. Functional Responsibilities: Finance and Administration, Treasury, Tax, Internal Audit, Information Technology, Investor Relations and financing companies. Geographical Responsibilities: France, Spain and Portugal. Prior posts held: From 1970 employed by Unilever in the Netherlands and the United Kingdom. Since 1977 employed by N.V. Koninklijke Netherlandse Petroleum Maatschappij (Shell). Until 1997 several management posts with Shell in the field of treasury and controlling and as Chief Financial Officer (CFO) in various countries in Latin American, the United Kingdom and the Netherlands. From 1997 to 2000 CFO of Shell in Brazil. Since September 1, 2000 employed by Océ as CFO.

J.F. Dix (1946)	Post: Member of the Board of Executive Directors. Nationality: Dutch. Appointed: May 1998. Functional Responsibilities: United States (CEO), Direct Export, Emerging Markets and Marketing Communications. Geographical Responsibilities: United States, Canada, Mexico, United Kingdom, Nordic, Switzerland, Italy, Australia, Central Europe, Far East and Brazil. Prior posts held: From 1970 to 1972 director of family business Trappenfabriek Dix B.V., Utrecht. Joined Douwe Egberts N.V. in 1972; from 1973 to 1977 served as director in Denmark. Employed by Océ since March 1, 1977. After several management posts, appointed Managing Director of Océ - Belgium N.V. in 1985. From 1988 to 1998, worked for Océ in the United States, since 1992 as President of Océ - USA, Inc. until his appointment as member of the Executive Board. Since 1998 member of the Executive Board of Océ N.V. CEO of Océ - USA Holding, Inc. since September 15, 2004.

Directors and Executive Officers of Orange Merger Corp.

Set forth below is the name, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each member of the board of directors and each executive officer of Orange Merger Corp. The principal address of Orange Merger Corp. and, unless indicated below, the current business address for each individual listed below, is Orange Merger Corp., 5450 North Cumberland Avenue, Chicago, IL 60656, USA. Telephone: (703) 714-4408. Each such person is, unless indicated below, a citizen of the United States.

Board of Directors of Orange Merger Corp.

R. L. van Iperen

J. van den Belt

J.F. Dix

Page 10 of 11 Pages

Each member of the Board of Directors of Orange Merger Corp. is a member of the Board of Executive Directors of Océ N.V. Information regarding the occupation and employment history of each is set forth above under Board of Executive Directors of Océ N.V.

Officers of Orange Merger Corp.

R. L. van Iperen, President/CEO

J. van den Belt, CFO

J.F. Dix, VP and Secretary

D.F. Riordan, Treasurer and Assistant Secretary	Senior Vice President and Chief Financial Officer Océ-USA Holding Inc. since 1998; joined Océ –USA, Inc. in January, 1997.

Each officer of Orange Merger Corp., other than Mr. Riordan, is a member of the Board of Executive Directors of Océ N.V. Information regarding the occupation and employment history of each officer, other than Mr. Riordan, is set forth above under Board of Executive Directors of Océ N.V.

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